Portfolio Resources Group, Inc.

Statement of Financial Condition
December 31, 2021

EISNERAMPER

EisnerAmper LLP
900 South Pine Island Road, Suite 110
Fort Lauderdale, FL 33324
T 954.475.3199
F 786.668.1667
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Portfolio Resources Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Portfolio Resources Group, Inc. (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015. Note: Partners of Mallah Furman joined EisnerAmper LLP in 2015. Mallah Furman had served as the Company's auditor since 2014.

EISNERAMPER LLP
Fort Lauderdale, Florida
March 31, 2022



Portfolio Resources Group, Inc.

Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$ 430,339
Due from clearing broker	303,625
Escrow account at clearing broker	578,362
Operating lease right-of-use assets	342,915
Prepaid expenses	135,099
Deposits with clearing broker	100,000
Fixed assets and leasehold improvements, net	31,416
Other assets	11,662
Total assets	$ 1,933,418

Liabilities and Stockholders' Equity

Liabilities

Due to brokers	$ 578,362
Commissions payable	192,371
Due to related party	98,861
Operating lease liabilities	384,518
Accounts payable and accrued expenses	29,729
Total liabilities	1,283,841

Commitments and Contingencies (see note 7)

Stockholders' equity

Common stock - 1,000,000 shares authorized $1 par value; 142,258 shares issued; 123,333 outstanding and 18,925 held as treasury stock	142,258
Preferred stock - 100,000 shares authorized of Series A preferred shares $1 par value; 100,000 shares issued; 0 shares outstanding and 100,000 shares held as treasury stock	100,000
Paid-in capital	198,117
Treasury stock - 18,925 shares common; 100,000 shares preferred, at cost	(164,247)
Retained earnings	373,449
Total stockholders' equity	649,577
Total liabilities and stockholders' equity	$ 1,933,418

The accompanying notes are an integral part of this financial statement.

Portfolio Resources Group, Inc.

Notes to Statement of Financial Condition
December 31, 2021

1. **Organization and Business**

    Portfolio Resources Group, Inc. (the "Company") is a corporation formed under the laws of the state of Florida. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

    Cash and Cash Equivalents
    Cash includes cash held at a bank. The Company considers investments in money market mutual funds to be cash equivalents.

    Income Taxes
    The Company records a deferred tax asset or liability based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

    The Company evaluates its tax positions for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2021, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statement.

    As of and for the year ended December 31, 2021, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

    Fixed Assets and Leasehold Improvements
    The Company's fixed assets and leasehold improvements are stated at cost net of accumulated depreciation and amortization of $238,464. Upon disposition of fixed assets, if any, the related assets and accumulated depreciation and amortization are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets and leasehold improvements are depreciated and amortized using the straight-line method over a period of 5-10 years for fixed assets and the shorter of the useful life or lease terms for leasehold improvements.

Portfolio Resources Group, Inc.

Leases

The Company recognizes right-of-use assets and lease liabilities on the statement of financial condition. The initial recognition of right-of-use assets ("ROU") and lease liabilities, requires subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company's incremental borrowing rate is subjective and judgmental as the Company has no outstanding debt nor committed credit facilities, secured or otherwise that would have comparable collateral or similar terms as their underlying office space.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2021 are as follows:

Weighted average remaining operating lease term	2.5 years
Weighted average discount rate of operating leases	5.4%

Preferred Stock

The Company previously authorized issuance of 100,000 shares of Preferred Stock, par value $1.00 per share which it designated as Series A Preferred Stock. The Series A Preferred Stock pays a dividend of 3% per annum from funds legally available for distribution. The stock had no conversion rights to Common Stock, had no voting rights except with respect to matters pertaining to its rights and preferences, was redeemable at par by the Company after one year and by shareholder at any time after 5 years and had preference over common stock upon liquidation.

During the year ended December 31, 2021, there were no share transactions recorded by the Company. There are currently no shares of Preferred Stock outstanding. See Note 10 for the issued shares at December 31, 2021.

Credit Losses

The Company follows the guidance in ASU 2016-13, Accounting for Financial Instruments – Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current

conditions, and reasonable and supportable forecasts. Previously, U.S. GAAP required an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. As of December 31, 2021, management has determined that the expected losses for the Company are de minimum and would not require financial statement recognition.

3. **Transactions with Related Parties**

The Company maintains a human resources expense sharing agreement with Investment Resources International Inc., an affiliated company (the "Affiliate"). Pursuant to the agreement, the Company pays 87.5% of the total staff payroll, plus an additional 15% administrative service fee. The Affiliate provides employee services and other services to the Company. The Company and the Affiliate are related by common ownership. As of December 31, 2021, there is a due to related party of $98,861 to the Affiliate.

The Company also has rent expense sharing arrangements with two affiliates, the Affiliate and Portfolio Resources Advisor Group, to pay a share of the office rent to the Company. There are no amounts due from related parties at December 31, 2021.

The Company receives pass-through reimbursements of clearing charges from its affiliated investment advisory firms for clearing charges they incurred for executing trades in their clients' investment advisory accounts. There are no pass-through reimbursements outstanding as of December 31, 2021 from affiliated investment advisory firms.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Escrow Account at Clearing Broker**

Included in Escrow Account at Clearing Broker is $578,362 which is deposits of brokers' escrow accounts. The Company withholds and deposits into this account 5% of gross commissions, typically up to $75,000 per broker, although risk evaluations and deposits may vary by broker, as deposits to cover for errors, omissions and customer claims resulting from actions of the broker and not of the Company or its employees. The corresponding balance for these deposits is included in Due to brokers.

5. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of approximately $455,000 which exceeded the required net capital by approximately $355,000. The Company's aggregate indebtedness to net capital ratio was 2.07 to 1.

The Company does not hold customers' cash or securities. As such it is not affected by SEC Rule 15c3-3.

6.   Concentrations

All cash deposits are held by two U.S. financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

A significant portion of the Company's customers are located in Venezuela and Israel.

7.   Commitments, Contingencies and Other Uncertainties

The Company is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with Pershing, LLC. The Company instructs all customers to transmit funds and securities to such clearing broker-dealer. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The agreement may be canceled by either of the parties hereto upon sixty (60) days written notice or upon 30 days if various net capital requirements are not met.

On January 30, 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and the continued spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or overall economy are impacted for an extended period, the Company's financial results may be materially affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

8.   Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The temporary differences relate primarily to depreciable assets (use of different methods to calculate depreciation and amortization for financial and tax reporting purposes) and tax loss carryovers.

Significant components of the Company's net deferred tax assets and liabilities as of December 31, 2021 are as follows:

Portfolio Resources Group, Inc.

Notes to Statement of Financial Condition
December 31, 2021

Deferred tax asset (liability)		
Federal net operating loss carryover	$	6,797
State net operating loss carryovers		3,601
Fixed assets		(3,035)
Valuation allowance		(7,363)
Net deferred tax asset (liability)	$	-

The Company believes that it is more likely than not that the benefit from certain federal and state net operating loss ("NOL") carryforwards will not be realized. In recognition of this risk, the Company has provided a valuation allowance of $7,363 on the net deferred tax assets and liabilities related to these federal and state NOL carryforwards and fixed assets, an increase of $2,992 from December 31, 2020. If the Company's assumptions change and management determines that the Company will be able to realize these NOLs, the tax benefits related to any reversal of the valuation allowance on deferred tax assets as of December 31, 2021, will be accounted for as follows: approximately $7,363 will be recognized as a reduction of income tax expense and $7,363 will be recorded as an increase in equity.

9. **Operating Leases**

The Company has occupied its current office space since 2006. On October 3, 2016, the Company signed an amended lease agreement extending the term of the lease to May 31, 2024 which also waived 4 months of 2017 rent and cancelled the previous provision for a letter of credit. The current monthly payment is $13,130 which represents base rent.

The Company entered into a five-year operating lease on December 2021 for copiers expiring November 30, 2026. The monthly payment is $255 which represents base rent.

The Company entered into a three-year operating lease on January 2020 for technical equipment and support services expiring January 2023. The monthly payment is $148 which represents base rent.

The future minimum lease payments due under lease agreements are as follows:

Portfolio Resources Group, Inc.

Notes to Statement of Financial Condition
December 31, 2021

Year Ending December 31,		
2022	$	165,155
2023		168,317
2024		72,703
2025		3,068
2026		2,812
Total undiscounted lease payments		412,055
Less imputed interest		(27,537)
Total lease liabilities	$	384,518

10. **Treasury Stock**

There are 18,925 shares of common stock that were previously repurchased by the Company at a cost of $64,247. The shares are being held in treasury for reissuance. At the end of December 31, 2021, the total value of common treasury stock at cost is as follows:

8,925 shares	$	26,247
10,000 shares		38,000
	$	64,247

There are 100,000 shares of preferred stock that were redeemed during 2017 at a cost of $100,000. The shares are being held in treasury for reissuance at cost.

100,000 shares	$	100,000